Exhibit 99.1

Bona Reports First Quarter 2012 Financial Results

Net Revenue of US$43.7 million, Up 126.8% Year-over-Year; GAAP Net Income of US$2.3 Million, Up 3.4 % Year-over-Year; Non-GAAP Net Income of US$3.3 Million, a Year-over-Year Increase of 35.3%, Exceeding Guidance;

Company Appoints Amy W. Xu as Chief Financial Officer

BEIJING — May 9, 2012 — Bona Film Group Limited (“Bona” or the “Company”) (NASDAQ: BONA), a leading film distributor and vertically integrated film company in China, today announced its unaudited financial results for the first quarter ended March 31, 2012.

First Quarter 2012 Financial Highlights

•                  First quarter 2012 net revenues were US$43.7 million, an increase of 126.8% year-over-year from US$19.3 million in the first quarter of 2011.

•                  First quarter 2012 gross profit was US$20.8 million, an increase of 122.0% year-over-year from US$9.4 million in the first quarter of 2011.

•                  As a percentage of net revenues, first quarter 2012 gross margin was 47.6%, compared to 48.6% in the first quarter of 2011.

•                  First quarter 2012 net income attributable to Bona Film Group Limited was US$2.3 million, or US$0.04 per diluted ADS1, compared with US$2.2 million, or US$0.04 per diluted ADS in the first quarter of 2011.

•                  First quarter 2012 non-GAAP net income2 was US$3.3 million, or US$0.05 per diluted ADS, an increase of 35.3% year-over-year, compared to US$2.4 million, or US$0.04 per diluted ADS in the first quarter of 2011.

•                  Strong balance sheet with US$51.5 million in cash and cash equivalents, term deposits, restricted cash and short-term investment compared with US$30.2 million as of December 31, 2011.

•                  Cash flow from operations totaled US$23.3 million, compared with a net cash out flow from operations of US$17.0 million in the first quarter of 2011.

Business Updates and Recent Highlights

•                  Appointed Amy W. Xu to succeed Mason Xu as the Company’s Chief Financial Officer, effective June 1, 2012.

•                  Partnered with IMAX and Indomina Releasing to bring The Flying Swords of Dragon Gate to North America for an exclusive, limited engagement in IMAX® 3D format in September.

•                  During the first quarter of 2012, Bona distributed five films, including four new releases, which contributed quarterly distribution revenue of US$36.1 million, an increase of 224.5% year-over-year.

•                  Bona opened its 13th movie theater in Beijing on April 10, 2012, increasing the Company’s total number of screens to over 100 across the Company’s 13 theaters.

•                  Bona swept the 31st Hong Kong Film Awards by receiving 10 awards for their critically acclaimed drama, A Simple Life, which was the third consecutive Bona-produced film to win Best Picture, and The Flying Swords of Dragon Gate, which received 13 nominations and achieved one of China’s highest box office receipts in 2011.

1 “ADS” is American depositary share. Each two ADSs represent one ordinary share.

2 As used in this press release, non-GAAP net income and non-GAAP net income attributable to Bona Film Group Limited per ADS exclude share-based compensation. See “Non- GAAP Financial Measures” and “Reconciliation of Non-GAAP Measures” at the end of this press release.

“We are pleased to report another solid quarter, with strong growth across key operating metrics. Particularly notable was our record top-line performance, which increased 126.8% over the first quarter of last year and was equal to 34.6% of our revenue for all of 2011,” said Bona Founder, Chairman and CEO Yu Dong. “As an established leader in China’s film distribution market, our industry experience and expertise have afforded us a clear understanding of audience preferences and the ability to anticipate changing trends in consumers’ entertainment habits. This unique level of insight has supported the development of our emerging film investment and production segment.

“During the quarter, we distributed five films, including four new films and the 2011 year-end blockbuster The Flying Swords of Dragon Gate. The five films, including first quarter bookings from The Flying Swords of Dragon Gate, generated gross box office receipts of over RMB450 million, the highest total among all non-state-owned film distributors in China. Our core distribution business continued to perform well, and we achieved significant revenue from both Internet copyright and international sales reached record levels for Bona. We have also generated significant pre-release advances from our TV series products,” Mr. Yu continued. “In addition to our accomplishments at the box office, our films A Simple Life and The Flying Swords of Dragon Gate were the two biggest winners at the prestigious Hong Kong Film Awards, representing the quality of our releases and commitment to artistic contributions in addition to commercial success. With the growth of China’s film industry expected to accelerate, we believe we are well positioned to leverage our strong brand name, as well as our core strengths in distribution, production, exhibition and innovation to drive continued success, both domestically and internationally.

“On behalf of the Board, I would like to congratulate Amy on her appointment as CFO. We are very pleased to be able to add such a talented and experienced professional as Amy to the Bona’s management team. Her broad background in finance, capital market and operations together with her global business experience makes her an ideal addition to our Company as we continue to enhance our leadership team with top professionals. We thank Mason for everything he has done to create the solid financial foundation that Amy will build upon and welcome Amy to our team,” stated Mr. Yu.

First Quarter 2012 Financial Results

Net Revenues

	1Q12	1Q11	Y-o-Y%
Net Revenues (US$mm)	43.7	19.3	126.8%

Net revenues for the first quarter of 2012, increased 126.8% year-over-year to US$43.7 million. The increase was primarily due to growth from the Company’s film distribution and investment and production segments, which included successful box office performances from The Flying Swords of Dragon Gate, The Great Magician and A Simple Life.

Net Revenues by Segment Operations

	Distribution	Investment & Production	Movie Theater	Talent Agency	Intersegment Elimination	Consolidated
Net Revenues from External Customers (US$mm)	35.5	—	8.0	0.2	—	43.7
Intersegment Revenues (US$mm)	0.6	20.2	—	—	(20.8)	—
Total Net Revenues (US$mm)	36.1	20.2	8.0	0.2	(20.8)	43.7

Net revenues from distribution reached US$36.1 million, representing a year-over-year increase of 224.5%. During the first quarter of 2012, Bona distributed five films, including new films of The Great Magician, Pleasant Goat and Big Big Wolf 4, Truth or Dare and A Simple Life, as well as 2011-year end The Flying Swords of Dragon Gate.

Net revenues from film investment and production were US$20.2 million, derived from Bona’s investments in The Flying Swords of Dragon Gate, The Great Magician and A Simple Life.

Net revenues from the movie theater segment increased 71.1% to US$8.0 million, with the increase primarily attributable to growth in the number of Bona theaters, which totaled 12 at the end of first quarter of 2012, compared with six as of March 31, 2011.

Gross Profit and Gross Margin

	1Q12	1Q11	Y-o-Y%
Gross Profit (US$mm)	20.8	9.4	122.0%
Gross Margin	47.6%	48.6%	—

For the first quarter of 2012, gross profit increased 122.0% to US$20.8 million, compared with US$9.4 million in the first quarter of 2011, with the increase primarily attributable to the success of the films we distributed in the first quarter of 2012, especially The Flying Swords of Dragon Gate and A Simple Life. As a percentage of net revenue, consolidated gross margin was 47.6%, compared with 48.6% in the first quarter of 2011.

Segment Profit3 and Segment Margin

	Distribution	Investment & Production	Movie Theater	Talent Agency	Consolidated
Segment Profit (US$mm)	12.8	2.7	4.5	0.2	20.2
As % of Total Segment Profit	63.5%	13.4%	22.1%	1.0%	100%
Segment Margin	35.5%	13.4%	56.0%	88.9%	46.2%

Segment margin for the distribution segment declined from 57.2% in the first quarter of 2011 to 35.5% in the first quarter of 2012, primarily as a result of smaller reimbursements for print and advertising expenses as a percentage of films distribution revenue in the first quarter of 2012. Segment margin from the Company’s investment & production business improved to 13.4% in the first quarter of 2012, compared with a segment loss of 5.4% in the first quarter of 2011. The fluctuation in segment margin of Bona’s Investment & Production business was chiefly due to the unpredictable economic performance of each film.

Operating Income and Operating Margin

	1Q12	1Q11	Y-o-Y%
Operating Expenses (US$mm)	17.6	6.8	157.1%
Operating Income (US$mm)	3.2	2.7	16.3%
Operating Margin	7.3%	14.2%	—

3 Segment profit is gross profit less film participation expense by segments for the periods indicated.

Total operating expenses, including film participation expense, general and administrative expense, and sales and marketing expense, increased by 157.1% to US$17.6 million, compared with US$6.8 million in the first quarter of 2011. The year-over-year increase in operating expenses was primarily due to:

•                  An increase in sales and marketing expenses for the promotion and advertising of the Company’s distributed films, including The Flying Swords of Dragon Gate and The Great Magician; and

•                  An increase in general & administrative expenses related to the expansion of the Company’s movie theater business.

The year-over-year decrease in operating margin in the first quarter of 2012 was primarily due to the increase of sales and marketing expenses as a percentage of net revenue.

Net Income and Net Income Attributable to Bona Film Group Limited per ADS

	1Q12	1Q11
Net Income (US$mm)	2.3	2.3
Net Income Attributable to Bona Film Group Limited per ADS (US$)	0.04	0.04

	1Q12	1Q11
Non-GAAP Net Income (US$mm)	3.3	2.4
Non-GAAP Net Income Attributable to Bona Film Group Limited per ADS (US$)	0.05	0.04

Excluding share-based compensation expense, non-GAAP net income for the first quarter of 2012 was US$3.3 million, an increase of US$0.9 million or 35.3% over non-GAAP net income of US$2.4 million in the first quarter of 2011.

Cash and Cash Flow

As of March 31, 2012, Bona had cash and cash equivalents, restricted cash, term deposits and short-term investment totaling US$51.5 million, compared with cash and cash equivalents, restricted cash and term deposits of US$30.2 million as of December 31, 2011. Operating cash flow for the first quarter of 2012 was a net inflow of approximately US$23.3 million, mainly attributable more collection of gross box office receipts of films in the end of 2011 and first quarter of 2012, including The Flying Swords of Dragon Gate and The Great Magician.

Business Outlook

Based on current market and operating conditions, the Company expects non-GAAP net income for the second quarter of 2012 to be in the range of US$1.5 million to US$1.7 million, and maintains its full year 2012 non-GAAP net income guidance of approximately US$22.0 million. Full year 2012 non-GAAP net income guidance assumes an effective tax rate of 20.0% for the year, as well as high upfront costs associated with the opening of 10 to 12 greenfield cinemas in 2012.

Mr. Yu concluded, “We have already achieved a great deal in 2012 to date and see the potential for even greater success ahead. We have a solid production pipeline of traditional, IMAX and 3D content featuring internationally known talents and plan to expand our slate of imported films following the box office success of Source Code last year. The Chinese film industry is growing at an incredible pace, which is only expected to increase in the future. With our strong domestic brand, relationships with global entertainment leaders and sound growth strategy that leverages our capabilities in production, distribution, exhibition and innovation, we are poised to build upon our solid foundation and lead the advancement of Chinese cinema worldwide.”

First Quarter 2012 Conference Call Details

Bona management will hold the earnings conference call at 8:00 p.m. Eastern Time on Wednesday, May 9, 2012 (8:00 a.m. Beijing/Hong Kong Time on Thursday, May 10, 2012). Management will discuss results and highlights of the quarter and answer questions from investors.

The dial-in numbers for the earnings conference call are as follows:

U.S. Toll Free: +1-855-500-8701

Hong Kong Toll Free: 800-903-737

China, Domestic: 400-120-0654

International: +65-6723-9385

The conference ID # is 75853350

A live and archived webcast of the earnings conference call will be available on Bona’s Investor Relations website at http://ir.bonafilm.cn/events.cfm.

About Bona Film Group Limited

Bona Film Group Limited (NASDAQ: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates thirteen movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

Forward Looking Statements

This news release may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Non-GAAP Financial Measures

To supplement Bona’s consolidated financial results presented in accordance with GAAP, Bona uses the following measures defined as non-GAAP financial measures by the SEC: non-GAAP net income and non-GAAP net income attributable to Bona Film Group Limited per ADS, which exclude share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, as a substitute for, or to be superior to the financial information prepared and presented in accordance with GAAP. In addition, Bona’s definition of non-GAAP net income may be different from the definitions used by other companies, and therefore comparability may be limited.

Bona believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. The table appears at the end of this press release has more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

Unaudited Condensed Consolidated Statement of Operations

(in U.S. dollars, except share data)

	Three-months ended March 31
	2012	2011
Net revenue	43,679,019	19,259,233
Cost of revenue	22,889,631	9,892,811
Gross profit	20,789,388	9,366,422

Film participation expense	598,362	137,361
Sales and marketing	8,067,954	2,743,939
General and administrative	8,934,129	3,964,001
Total operating expenses	17,600,445	6,845,301

Government Subsidy	—	220,559

Operating income	3,188,943	2,741,680

Interest income	74,307	15,723
Interest expense	(165,750)	(138,991)
Exchange (loss) gain	(269,312)	104,117
Other income	73,870	71,428
Income before income tax provision, and equity in earnings of affiliated companies, net of income taxes	2,902,058	2,793,957

Provision for income taxes	580,412	544,822
Equity in earnings of affiliated companies, net of income taxes	5,604	2,352
Net income	2,327,250	2,251,487

Less: Net income attributable to the noncontrolling interests	58,105	40,939

Net income attributable to Bona Film Group Limited	2,269,145	2,210,548

Net income attributable to Bona Film Group Limited per ADS
Basic	0.04	0.04
Diluted	0.04	0.04

Weighted average shares used in calculating net income per ordinary share
Basic	29,398,585	29,349,481
Diluted	29,903,039	30,019,902

Unaudited Condensed Statement of Consolidated Comprehensive Income

(in U.S. dollars)

	Three-months ended March 31
	2012	2011

Net income	2,327,250	2,251,487
Other comprehensive income, net of tax
Foreign currency translation adjustments	(48,542)	428,872
Comprehensive income	2,278,708	2,680,359
Less: comprehensive income attribute to the noncontrolling interests	(668)	2,378
Comprehensive income attributable to Bona Film Group Ltd.	2,278,040	2,682,737

Unaudited Condensed Consolidated Balance Sheets

(in U.S. Dollars, except share data)

	March 31,	December 31,
	2012	2011

Cash and cash equivalents	27,449,163	20,107,349
Term deposits	6,168,110	6,038,107
Restricted cash	9,984,360	4,066,162
Short-term investment	7,939,659	—
Accounts receivable, net of allowance for doubtful accounts	29,139,801	41,642,787
Prepaid expenses and other current assets	20,868,353	27,335,348
Amount due from related parties	1,150,779	1,183,083
Current deferred tax assets	15,690	15,697
Inventory	199,135	228,412
Total current assets	102,915,050	100,616,945

Distribution rights	3,282,329	3,663,966
Production costs	68,276,596	69,844,822
Prepaid film costs	7,636,736	6,340,770
Property and equipment, net	43,760,160	40,208,447
Acquired intangible assets	3,734,494	3,993,152
Non-current deferred tax assets	299,240	320,670
Long-term investments	1,356,198	150,670
Goodwill	48,584,728	48,612,487
Total assets	279,845,531	273,751,929

Accounts payable	24,506,927	27,807,118
Accrued expenses and other current liabilities	30,862,324	27,239,987
Amounts due to related parties	2,905,135	3,027,872
Income taxes payable	1,043,393	795,229
Bank borrowing	14,014,597	12,561,806
Other borrowing	1,900,854	1,831,658
Current film participation liabilities	17,055,407	16,224,219
Total current liabilities	92,288,637	89,487,889

Deferred revenue	985,247	1,056,676
Deferred tax liability	348,616	413,219
Total liabilities	93,622,500	90,957,784

Ordinary shares (par value of US$0.0005 per share, 85,000,000 shares authorized, 30,402,346 and 29,433,038 shares issued and outstanding as of March 31, 2012, and 30,402,346 and 29,389,089 shares issued and outstanding as of December 31, 2011)	14,717	14,695
Additional paid-in capital	170,670,671	169,519,847
Statutory reserves	2,044,870	2,044,870
Accumulated deficit	4,601,947	2,332,802
Accumulated other comprehensive income	5,387,763	5,436,305
Total Bona Film Group Limited’s equity	182,719,968	179,348,519
Noncontrolling interests	3,503,063	3,445,626
Total equity	186,223,031	182,794,145
Total liabilities and equity	279,845,531	273,751,929

Unaudited Reconciliation of Non-GAAP Measures

(in U.S. dollars)

	Three-months ended March 31
	2012	2011

Net income	2,327,250	2,251,487
Share-based compensation	925,175	151,870
Non-GAAP Net income	3,252,425	2,403,357

Contact Us

In China:	In the U.S.:
Ms. Lei Wang	The Piacente Group, Inc.
Bona Film Group Limited	Investor Relations
Tel: +86-10-5928-3663-264	Brandi Floberg or Lee Roth
Email: ir@bonafilm.cn	Tel: (212) 481-2050
Email: bona@tpg-ir.com
Wendy Sun
The Piacente Group, Inc.
Investor Relations
Tel: +86 10-6590-7991
Email: bona@tpg-ir.com

###